Exhibit 99.5
Together we can lighten our footprint, one step at a time Sun Life Financial has a long-commitment to sustainability, and that commitment we are taking environmental footprint. In an reduce the amount of printed your investor information from us It’s easy, convenient, secure and Follow these simple steps now: Go to www.proxyvote.com Enter the 12-digit control number Vote and make your final Click on the “Enroll in Electronic Enter and verify your email Create and verify your confidential Confirm you have read the Submit and you are done! cSun Life Assurance E-2-2009